SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 19, 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower 43rd Fl.
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K and incorporated herein is the Registrant’s press release dated March 19, 2006, titled “Scailex (formerly: Scitex) Announces Fourth Quarter and Full Year 2005 Results”.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

March 19, 2006

NEWS

FOR IMMEDIATE RELEASE

Scailex (formerly: Scitex) Announces Fourth Quarter and Full Year 2005 Results

—	Notable net income of $106.1 million in 2005 following a capital gain of $92.4 million from the sale of the business of Scailex Vision to HP.

Tel Aviv, Israel – March 19, 2005. Scailex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced financial results for the fourth quarter and full year ended December 31, 2005.

Sale of Scailex Vision’s Business to HP

Following the sale of the business of Scailex Vision Ltd. (previously known as Scitex Vision Ltd.) (SV), Scailex’s majority owned subsidiary, to Hewlett-Packard Company (HP) in November 2005, the results of operations of SV are reported as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to SV. Similarly, on the balance sheet, assets and liabilities relating to SV (except a portion of cash and cash-equivalents) are presented separately as assets and liabilities of discontinued operations. Information for prior periods has been reclassified to reflect this change.

As previously disclosed, under the terms of the agreement, HP paid $230 million in cash to SV (subject to certain adjustment under the agreement), of which $24 million is being retained in escrow for 24 months to cover possible indemnification claims and tax payments related to 2005. Approximately $27 million of the proceeds was used for the repayment of Scailex Vision’s retained liabilities, mainly to Israeli banks.

As a result of the sale of SV’s business, Scailex recognized a capital gain in its financial statements of approximately $92.4 million. Following the completion of the transaction, it is probable that Scailex will be classified as a passive foreign investment company for U.S. federal income tax purposes in 2005 and/or in subsequent years.

Results of Operations

As a result of the sale of the SV business, the results of operations of Scailex, including Jemtex, for fiscal year 2005, include no revenues. The operating loss in 2005 was $7.4 million compared to an operating loss of $8.2 million in 2004. Scailex reported net income in 2005 of $106.1 million, primarily attributable to the capital gain resulting from the sale of SV’s business, compared to a net income of $47.3 million in 2004.

Scailex recognized income of $105.4 million from the discontinued operations for 2005, including a Federal income tax receivable of $7.8 million claimed for the years 1994, 1995 and 1997 (as a result of the conclusion of the 1992-1996 IRS audits).

Balance Sheet and Cash Flow

Cash, cash equivalents and investments in securities at the end of 2005 at Scailex Corporation and its wholly-owned subsidiaries amounted to $136.1 million (excluding a restricted deposit of $5.2 million retained in a custodial account in connection with the sale of the operations of Scailex Digital Printing (formerly known as Scitex Digital Printing) to Kodak that was released to Scailex in early January 2006). Cash and cash equivalents at Scailex Vision at the end of 2005 amounted to $177.9 million (excluding the $24 million retained in escrow).

In February 2006, Scailex Vision distributed a dividend in the amount of approximately $135 million to its shareholders. The distribution resulted in a payment of approximately $101 million to Scailex Corporation. Scailex Corporation is expected to receive an additional $12 to 16 million from Scailex Vision (excluding its share of the funds in escrow, if and when such funds are released), out of Scailex Vision’s remaining funds, after the payment by Scailex Vision of retained liabilities to third parties, taxes, transactions-related and liquidation payments and other fees and expenses.

Management Comments

Raanan Cohen, President and CEO of Scailex, commented: “The remarkable net income we reported for 2005 reflects the results of the sale of Scailex Vision’s operations to HP, which has created value for Scailex’s shareholders. Scailex, after the sale of Scailex Vision’s operations, retains a significant cash balance and continues to actively evaluate alternative acquisitions and investment opportunities and other strategic alternatives.”

Conference Call

Scailex will be holding a conference call to discuss its fourth quarter 2006 and full year results on Monday, March 20, 2006 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.Scailex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight March 27, 2006) at the following numbers:

US:	1-800-475-6701
Intl:	1-320-365-3844
Access code:	818476

Scailex Corporation Ltd.

Scailex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.Scailex.com.

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Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scailex Vision and uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) changes in domestic and foreign economic and market conditions, (4) the impact of the Company’s accounting policies, (5) risks relating to pursuing strategic alternatives, (6) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scailex Vision, (7) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scailex Vision, (8) the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of the operations of Scitex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”,and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scailex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@Scailex.com

(Tables to Follow)

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CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	December 31 2005 (Audited)	December 31 2004 (Audited)

Assets

Current assets:
Cash and cash equivalents	200,350	85,892
Short-term investments	30,405	56,693
Restricted deposit	5,165	5,000
Other receivables	583	962
Deferred income taxes	1,260	709
Current Assets of discontinued operations	80,754	89,767

Total current assets	318,517	239,023

Investments and other non-current assets

Restricted deposit		5,000

Securities held-to-maturity	29,707

Other investments and prepaid expenses	1,540	1,574

Funds in respect of employee rights upon retirement	613	596

	31,860	7,170

Property and Equipment, net of
accumulated depreciation and amortization	82	101

Intangible Assets, net of accumulated amortization	559	1,774

Non-current assets of discontinued operations		26,085

	351,018	274,153

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	329	312
Income taxes payable	13,660	13,872
Accrued and other liabilities	1,507	1,046
Current liabilities related to discontinued operations	30,822	83,352

Total current liabilities	46,318	98,582

Long-term liabilities:
Liability for employee rights upon retirement	715	648
Long-term liabilities related to discontinued operation	1,192	16,423

Total long-term liabilities	1,907	17,071

Total liabilities	48,225	115,653

Minority interest of discontinued operation	41,190	4,226

Shareholders' equity:
Total shareholders' equity	261,603	154,274

	351,018	274,153

SCAILEX CORPORATION LTD. (AN ISRAELI COMPANY) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended Dec. 31,		Year ended Dec. 31,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Expenses
Research and development, net	498	589	2,549	2,168
Marketing, General and administrative	1,194	1,388	3,679	4,859
Amortization of other intangible assets	200	303	1,215	1,215

Operating loss	(1,892)	(2,280)	(7,443)	(8,242)

Financial Income - net	1,355	932	4,293	2,723
Other income (expenses) - net	(21)	0	917	648

Loss before taxes on income	(558)	(1,348)	(2,233)	(4,871)
Taxes on income	744	1,161	94	1,121

	186	(187)	(2,139)	(3,750)

Share in results of associated company	0	(651)	2,876	(1,418)

Net income (loss) from continuing operations	186	(838)	737	(5,168)
Net Income (loss) from discontinued operations	98,043	(2,061)	105,401	52,421

Net income (loss)	98,229	(2,899)	106,138	47,253

Earnings (loss) per share - basic
Continuing operations	$0.00	$(0.02)	$0.02	$(0.13)
Discontinued operations	$2.58	$(0.05)	$2.77	$1.30

	$2.58	$(0.07)	$2.79	$1.17

Earnings (loss) per share - diluted
Continuing operations	$0.00	$(0.02)	$0.02	$(0.13)
Discontinued operations	$2.48	$(0.05)	$2.67	$1.30

	$2.48	$(0.07)	$2.69	$1.17

Weighted average number of shares used in
computation of EPS (in thousands) - basic	38,066	40,336	38,066	40,336

computation of EPS (in thousands) - diluted	38,134	40,336	38,134	40,336